Exhibit 21.1

List of Subsidiaries

The following is a list of the subsidiaries of BankUnited, Inc. as of December 31, 2022, including the name of each subsidiary and its jurisdiction of incorporation:

1	BankUnited, N.A.	USA
2	Bridge Funding Group, Inc.	Delaware
3	BU Delaware, Inc.	Delaware
4	CRE Properties, Inc.	Florida
5	Pinnacle Public Finance, Inc.	Delaware